UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13D-1(A) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(A)


                 Brown-Benchmark Properties Limited Partnership
                                (Name of Issuer)

                Assignee Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

        Eggert Dagbjartsson                      Victor Paci, Esq.
        Equity Resource Group                    Bingham Dana LLP
        14 Story Street,                         150 Federal Street
        Cambridge, MA 02138                      Boston, MA 02110
        (617) 876-4800                           (617) 951-8000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on the following pages)

                              (Page 1 of 9 Pages)
----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  N/A                          13D                   Page 2 of 9 Pages


------ ---------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Equity Resource Group, Incorporated                       I.R.S. # 04-2723870
       Equity Resource Fund XVI Limited Partnership              I.R.S. # 04-3223091
       Equity Resource Fund XIX Limited Partnership              I.R.S. # 04-3315135
       Equity Resource Fund XXI Limited Partnership              I.R.S. # 04-3383737
       Equity Resource Cambridge Fund Limited Partnership        I.R.S. # 04-3189039
       Equity Resource Boston Fund Limited Partnership           I.R.S. # 04-3430288
       Mark S. Thompson
       Eggert Dagbjartsson

------ ---------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                            (A) []
                                            (B) []
------ ---------------------------------------------------------------------------------------------
3      SEC USE ONLY

------ ---------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             WC $231,900

------ ---------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                               []
------ ---------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Equity Resource Group, Incorporated is a Massachusetts corporation.
       Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
       Equity Resource Fund XIX Limited Partnership is a Massachusetts limited partnership.
       Equity Resource Fund XXI Limited Partnership is a Massachusetts limited partnership.
       Equity Resource Cambridge Fund Limited Partnership is a Massachusetts limited partnership.
       Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.
       Mark S. Thompson is a United States citizen.
       Eggert Dagbjartsson is a United States citizen.

------------------------- -------- --------------------------------------------
                             7     SOLE VOTING POWER

NUMBER OF SHARES                   5,000 Units are held by Equity Resource
BENEFICIALLY OWNED                 Fund XXI Limited Partnership, a
BY EACH REPORTING                  Massachusetts limited partnership, of which
PERSON WITH                        Equity Resource Group, Incorporated is the
                                   sole general partner (the "Fund XXI General
                                   Partner"). The Fund XXI General Partner as a reporting person in its capacity as general partner of such limited partnership has sole voting power with respect to such Units.

CUSIP No.  N/A                          13D                   Page 3 of 9 Pages

------------------------- -------- --------------------------------------------
                             8     SHARED VOTING POWER

                                   20,000 Units are held by Equity Resource
                                   Fund XVI Limited Partnership, a
                                   Massachusetts limited partnership, of which
                                   Equity Resource Group, Incorporated and Mark
                                   S. Thompson are the general partners (the
                                   "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

                                   4,400 Units are held by Equity Resource Fund
                                   XIX Limited Partnership, a Massachusetts limited partnership, of which Equity Resource Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XIX General Partners"). Voting power with respect to such Units is shared by the Fund XIX General Partners as reporting persons in their capacities as general partners of such limited partnership.

                                   400 Units are held by Equity Resource
                                   Cambridge Fund Limited Partnership, a
                                   Massachusetts limited partnership, of which
                                   Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Cambridge Fund General Partners"). Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

                                   3,700 Units are held by Equity Resource
                                   Boston Fund Limited Partnership, a
                                   Massachusetts limited partnership, of which
                                   Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Boston Fund General Partners"). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

                                   See Item 2 below for other required
                                   information.

                          -------- --------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   5,000 Units are held by Equity Resource Fund
                                   XXI Limited Partnership, a Massachusetts limited partnership. The Fund XXI General Partner as a reporting person in its capacity as general partner of such limited partnership has sole dispositive power with respect to such Units.

CUSIP No.  N/A                          13D                   Page 4 of 9 Pages

------------------------- -------- --------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   20,000 Units are held by Equity Resource
                                   Fund XVI Limited Partnership, a
                                   Massachusetts limited partnership.
                                   Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

                                   4,400 Units are held by Equity Resource Fund
                                   XIX Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XIX General Partners as reporting persons in their capacities as general partners of such limited partnership.

                                   400 Units are held by Equity Resource
                                   Cambridge Fund Limited Partnership, a
                                   Massachusetts limited partnership.
                                   Dispositive power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

                                   3,700 Units are held by Equity Resource
                                   Boston Fund Limited Partnership, a
                                   Massachusetts limited partnership.
                                   Dispositive power with respect to such Units is shared by the Boston Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

------ ------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,000 Units are held by Equity Resource Fund XXI Limited Partnership, a Massachusetts limited partnership, of which the reporting person, Equity Resource Group, Incorporated is the sole general partner.

       20,000 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons, Equity Resource Group, Incorporated and Mark S. Thompson are the general partners.

       4,400 Units are held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons, Equity Resource Group, Incorporated and Eggert Dagbjartsson are the general partners.

       400 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

       3,700 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

CUSIP No.  N/A                          13D                   Page 5 of 9 Pages

------ ------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                      []

------ ------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4% is held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons, Equity Resource Group, Incorporated and Mark S. Thompson are the general partners.

       0.9% is held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons, Equity Resource Group, Incorporated and Eggert Dagbjartsson are the general partners.

       1% is held by Equity Resource Fund XXI Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resource Group, Incorporated is the sole general partner.

       0.1% is held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

       0.7% is held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

------ ------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       Equity Resource Group, Incorporated                       CO
       Equity Resource Fund XVI Limited Partnership              PN
       Equity Resource Fund XIX Limited Partnership              PN
       Equity Resource Fund XXI Limited Partnership              PN
       Equity Resource Cambridge Fund Limited Partnership        PN
       Equity Resource Boston Fund Limited Partnership           PN
       Mark S. Thompson                                          IN
       Eggert Dagbjartsson                                       IN

------ ------------------------------------------------------------------------

CUSIP No.  N/A                          13D                   Page 6 of 9 Pages

ITEM 1. SECURITY AND ISSUER:

        This Statement (this "Schedule 13D") relates to the Assignee Units of Limited Partnership Interests ("Units") of Brown-Benchmark Properties Limited Partnership, the principal executive offices of which are located at 225 East Redwood Street, Baltimore, Maryland 21202.

ITEM 2. IDENTITY AND BACKGROUND:

(a) The names of the persons filing this statement are Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership (the "Limited Partnerships"), Equity Resource Group, Incorporated, a Massachusetts corporation, Mark S. Thompson and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Equity Resource Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XVI Limited Partnership. Equity Resource Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Fund XIX Limited Partnership. Equity Resource Group, Incorporated is the sole general partner of Equity Resource Fund XXI Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Cambridge Fund. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Boston Fund Limited Partnership. This Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resource Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

(b) The business address of each of Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Group, Incorporated, Eggert Dagbjartsson and Mark S. Thompson is 14 Story Street, Cambridge, Massachusetts 02138.

(c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Thompson's principal occupation is President of Equity Resource Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resource Group, Incorporated.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree

CUSIP No.  N/A                          13D                   Page 7 of 9 Pages


or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States. Equity Resource Group, Incorporated is a Massachusetts corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

        Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership purchased the Units hereby reported for an aggregate of $231,900 cash. The source of such funds was the working capital of these respective limited partnerships.

ITEM 4. PURPOSE OF TRANSACTION:

        Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons, has any present plans or proposals of the type for which disclosure is required pursuant to this item.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

(a) Equity Resource Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership, beneficially own an aggregate of 33,500 Units, representing 6.7% of the Units presently outstanding.

(b) Equity Resource Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 33,500 Units referred to in Item 5(a). See
Item 2 above for other required information.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

CUSIP No.  N/A                          13D                   Page 8 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER :

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

        Exhibit 7.1 Agreement, dated as of March 14, 2001, between each of the Reporting Persons with respect to the filing of this Schedule 13D.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   March 14, 2001


EQUITY RESOURCE GROUP,
INCORPORATED

By:     /s/Eggert Dagbjartsson             /s/Eggert Dagbjartsson
        ---------------------------        ---------------------------
        Name: Eggert Dagbjartsson          Eggert Dagbjartsson, individually
        Title: Executive Vice President
               and Director


EQUITY RESOURCE FUND XVI                   /s/Mark S. Thompson
LIMITED PARTNERSHIP                        --------------------------
                                           Mark S. Thompson, individually


By:  EQUITY RESOURCE GROUP,
     INCORPORATED, as general partner


By:  /s/Eggert Dagbjartsson
     ----------------------------
     Name: Eggert Dagbjartsson
     Title:  Executive Vice President
             and Director

EQUITY RESOURCE FUND XIX
LIMITED PARTNERSHIP

By: EQUITY RESOURCE GROUP,
    INCORPORATED, as general partner

By: /s/Eggert Dagbjartsson
    ----------------------------
    Name: Eggert Dagbjartsson
    Title:  Executive Vice President
            and Director


EQUITY RESOURCE FUND XXI
LIMITED PARTNERSHIP

By: EQUITY RESOURCE GROUP,
    INCORPORATED, as general partner

By: /s/Eggert Dagbjartsson
    ---------------------------
    Name: Eggert Dagbjartsson
    Title:  Executive Vice President
            and Director

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By: /s/Eggert Dagbjartsson
    ---------------------------
    Eggert Dagbjartsson, as general
    partner


EQUITY RESOURCE BOSTON FUND LIMITED
PARTNERSHIP

By:  /s/Eggert Dagbjartsson
     --------------------------
     Eggert Dagbjartsson, as general
     partner

                                   AGREEMENT

        THIS AGREEMENT, dated as of March 14, 2001, is by and among Equity Resource Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships"). Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 33,500 units (the "Units") of limited partnership interests in Brown-Benchmark Properties Limited Partnership, a Delaware limited partnership, held by Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership. Equity Resource Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource Cambridge Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership, as the case may be. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

        EXECUTED AND DELIVERED, as of the date first above written.

EQUITY RESOURCE GROUP,
INCORPORATED

By:  /s/Eggert Dagbjartsson                 /s/Eggert Dagbjartsson
     -----------------------------          ----------------------------
     Name: Eggert Dagbjartsson              Eggert Dagbjartsson, individually
     Title:  Executive Vice President
             and Director



EQUITY RESOURCE FUND XVI                    /s/Mark S. Thompson
LIMITED PARTNERSHIP                         ----------------------------
                                            Mark S. Thompson, individually


By:  EQUITY RESOURCE GROUP,
     INCORPORATED, as general partner

By:  /s/Eggert Dagbjartsson
     -----------------------------
     Name: Eggert Dagbjartsson
     Title:  Executive Vice President
             and Director

EQUITY RESOURCE FUND XIX
LIMITED PARTNERSHIP

By: EQUITY RESOURCE GROUP,
    INCORPORATED, as general partner

By:  /s/Eggert Dagbjartsson
     ----------------------------
     Name: Eggert Dagbjartsson
     Title:  Executive Vice President
             and Director


EQUITY RESOURCE FUND XXI
LIMITED PARTNERSHIP

By: EQUITY RESOURCE GROUP,
    INCORPORATED, as general partner

By:  /s/Eggert Dagbjartsson
     ---------------------------
     Name: Eggert Dagbjartsson
     Title:  Executive Vice President
             and Director


EQUITY RESOURCE CAMBRIDGE
FUND LIMITED PARTNERSHIP

By:  /s/Eggert Dagbjartsson
     ---------------------------
     Eggert Dagbjartsson, as general
     partner


EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP

By:  /s/Eggert Dagbjartsson
     ---------------------------
     Eggert Dagbjartsson, as general
     partner